SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

               For the three year period ending December 31, 2006

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
         Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)


     1. Name and business address of person filing statement.

     Stephen Forbes Cooper, LLC ("SFC"), 101 Eisenhower Parkway, Roseland NJ, 07068.

     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule U-71.

     New York and Houston: Stephen Cooper, Scott Winn, Robert Semple, Robert Bingham.

     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     Enron Corp. and its subsidiaries

     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     Management Services to Enron Corp. and its subsidiaries. In particular, SFC provides the following individuals, among others, to Enron Corp. and its subsidiaries to fill the following roles:



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                  Name                                    Title
--------------------------------------------------------------------------------
Stephen Forbes Cooper                    Acting Chief Executive Officer and
                                         Chief Restructuring Officer of Enron
                                         Corp.
--------------------------------------------------------------------------------
Scott Winn                               Associate Director of Restructuring
--------------------------------------------------------------------------------
Robert Semple                            Associate Director of Restructuring;
                                         Officer and/or Director of 100+ Enron
                                         Corp. subsidiaries in liquidation.
--------------------------------------------------------------------------------
Robert Bingham                           Associate Director of Restructuring;
                                         Director of several Enron Corp.
                                         subsidiaries
--------------------------------------------------------------------------------


      5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

                          Salary or other
                           compensation:

   -----------------------------------------------------------------------------
        Name of        (a)            (b)               Person or company
       recipient     Received    To be received    from whom received or to be
                                                             received
   -----------------------------------------------------------------------------
         SFC*                      Fee set and              Enron Corp.
                                  approved by
                                   Bankruptcy
                                Court Order, as
                                    adjusted
                                   subject to
                                 regular hourly
                                 billing rates
                                 of individuals
                                   performing
                                    services


     (b) Basis for compensation if other than salary.

          Fee set and approved by Bankruptcy Court Order, as adjusted subject to regular hourly billing rates of individually performing services plus routine expenses.

     6. Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

      (a) Total amount of routine expenses charged to client:

            N/A


--------
* Kroll Inc., a publicly held company, is the beneficial recipient of proceeds paid to SFC under a certain Services Agreement.

            (b) Itemized list of all other expenses:

            No other expenses.

                                         Stephen Forbes Cooper, LLC


Date:  4/15/04                           By: /s/ Stephen Forbes Cooper
                                               Stephen Forbes Cooper